SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                                  iBasis, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    450732102
                                 (CUSIP Number)

                                  June 18, 2004
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                               (Page 1 of 7 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 450732102                 13G                   Page 2 of 7 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Fairfield Greenwich Limited
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a) [ ]
                                                                  (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                3,956,883
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                -0-
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                3,956,883
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 -0-
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,956,883
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                7.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 450732102                 13G                   Page 3 of 7 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is iBasis, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at 22nd Avenue Burlington, MA 01803

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          Fairfield Greenwich Limited, a company incorporated under the laws of the Cayman Islands which serves as the general partner of Winward Capital, LP, a partnership organized under the laws of the British Virgin Islands (the "Reporting Person") with respect to the shares of Common Stock owned by Winward Capital, LP;


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CUSIP No. 055652101                 13G                   Page 4 of 7 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of the Reporting Person is 919 Third Avenue, New York, NY 10022.

Item 2(c).     Citizenship:

     The Reporting Person is a company incorporated under the laws of the Cayman Islands.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.001 par value (the "Common Stock").

Item 2(e).  CUSIP Number:  450732102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Act,

        (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

        (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

        (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

        (e) [ ]  Investment Adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E),

        (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1 (b)(1)(ii)(F),

        (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

        (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

        (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

        (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]


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CUSIP No. 055652101                 13G                   Page 5 of 7 Pages

Item 4.   Ownership.

      A.   Fairfield Greenwich Limited
               (a) Amount beneficially owned: 3,956,883*

Note: This figure includes 1,254,181 warrants for common stock purchased by the issuer. As of the date hereof, these warrants are "out of the money."

               (b) Percent of class: 7.9% The percentages used herein and in the rest of Item 4 are calculated based upon the 46,270,000 shares of Common Stock issued and outstanding as of June 18, 2004, as set forth in the Company's Form 10-Q for the quarterly period ended March 31, 2004.
              (c)(i) Sole power to vote or direct the vote: 3,956,883
                (ii) Shared power to vote or direct the vote: -0-
               (iii) Sole power to dispose or direct the disposition: 3,956,883
                (iv) Shared power to dispose or direct the disposition: -0-


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CUSIP No. 450732102                 13G                   Page 6 of 7 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

         The Reporting Person, the general partner of Winward Capital, LP, has the power to direct the affairs of Winward Capital, LP, including decisions regarding the disposition of the proceeds from the sale of the shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.


Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 450732102                 13G                   Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 29, 2004

                                    /s/ Jeffrey H. Tucker
                                    Jeffrey H. Tucker, as President of
                                    Fairfield Greenwich Limited